Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2015

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three months ended 30 September 2015 and 2014	10
Interim consolidated statement of comprehensive income for the three months ended 30 September 2015 and 2014	11
Interim consolidated balance sheet as of 30 September 2015, 30 June 2015 and 30 September 2014	12
Interim consolidated statement of changes in equity for the three months ended 30 September 2015, the nine month period ended 30 June 2015 and the three month period ended 30 September 2014	14
Interim consolidated statement of cash flows for the three months ended 30 September 2015 and 2014	15
Notes to the interim consolidated financial statements	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 136-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2015 as compared to the three months ended 30 September 2014

	Three months ended 30 September (in £ millions)		% Change 2015 over
	2015	2014	2014
Revenue	123.6	88.7	39.3%
Commercial revenue	71.2	56.8	25.4%
Broadcasting revenue	27.6	16.8	64.3%
Matchday revenue	24.8	15.1	64.2%
Total operating expenses	(106.7)	(92.8)	15.0%
Employee benefit expenses	(58.9)	(49.4)	19.2%
Other operating expenses	(23.1)	(19.0)	21.6%
Depreciation	(2.5)	(2.3)	8.7%
Amortization	(22.2)	(21.2)	4.7%
Exceptional items	—	(0.9)	—
(Loss)/profit on disposal of players’ registrations	(7.4)	18.3	—
Net finance costs	(4.3)	(6.1)	(29.5)%
Tax (expense)/credit	(0.2)	0.8	—

Revenue

Our consolidated revenue for the three months ended 30 September 2015 was £123.6 million, an increase of £34.9 million, or 39.3%, over the three months ended 30 September 2014, as a result of an increase in revenue in all our sectors as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2015 was £71.2 million, an increase of £14.4 million, or 25.4%, over the three months ended 30 September 2014.

•                  Sponsorship revenue for the three months ended 30 September 2015 was £46.3 million, with continued growth in underlying sponsorship business offset by lower tour revenue due to playing one fewer game, resulting in flat revenues compared with the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2015 was £22.3 million, an increase of £14.5 million, or 185.9%, over the three months ended 30 September 2014, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike; and

•                  Mobile & Content revenue for the three months ended 30 September 2015 was £2.6 million, a decrease of £0.1 million, or 3.7%, over the three months ended 30 September 2014.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2015 was £27.6 million, an increase of £10.8 million, or 64.3%, over the three months ended 30 September 2014, primarily due to participation in the UEFA Champions League, one additional FAPL home game, and one additional FAPL live broadcast game in the current quarter.

Matchday revenue

Matchday revenue for the three months ended 30 September 2015 was £24.8 million, an increase of £9.7 million, or 64.2% over the three months ended 30 September 2014, primarily as a result of participation in the UEFA Champions League, one additional FAPL home game, and one additional domestic cup home game in the current quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 30 September 2015 were £106.7 million, an increase of £13.9 million, or 15.0%, over the three months ended 30 September 2014.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2015 were £58.9 million, an increase of £9.5 million, or 19.2%, over the three months ended 30 September 2014, due primarily to increased player wages resulting from acquisitions of new players and renewals of existing contracts, coupled with participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 30 September 2015 were £23.1 million, an increase of £4.1 million, or 21.6%, over the three months ended 30 September 2014. This increase was primarily due to retail, merchandising and licensing costs now being recognized in-house, plus an increase in matchday related costs as a result of playing four additional home games in the period compared to the prior year quarter.

Depreciation

Depreciation for the three months ended 30 September 2015 was £2.5 million, an increase of £0.2 million, or 8.7%, over the three months ended 30 September 2014.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2015 was £22.2 million, an increase of £1.0 million, or 4.7%, over the three months ended 30 September 2014. The unamortized balance of players’ registrations at 30 September 2015 was £260.3 million.

(Loss)/profit on disposal of players’ registrations

Loss on disposal of players’ registrations for the three months ended 30 September 2015 was £7.4 million compared to a profit of £18.3 million for the three months ended 30 September 2014. The loss on disposal of players’ registrations for the three months ended 30 September 2015 primarily related to the disposals of Di Maria (Paris St Germain).

Net finance costs

Net finance costs for the three months ended 30 September 2015 were £4.3 million, a decrease of £1.8 million, or 29.5%, over the three months ended 30 September 2014. The decrease was primarily due to a £1.1 million reduction in interest payable on senior secured notes and secured term loan following the debt refinancing in June 2015.

Tax

The tax expense for the three months ended 30 September 2015 was £0.2 million, compared to a credit of £0.8 million for the three months ended 30 September 2014.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under either our old or new revolving credit facility since 2009, we have no intention of retiring our new revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar sponsorship revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

On 15 October 2015, we paid a first quarterly cash dividend of $0.045 per share on our outstanding Class A and Class B ordinary shares.  We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 September 2015, we had no borrowings under our revolving credit facility.

We also maintain a mixture of long-term debt and capacity under our revolving credit facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and, if applicable, UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2015 and 2014:

	Three months ended 30 September (in £ millions)
	2015	2014
Cash flows from operating activities
Cash generated from operations	38.1	83.3
Interest paid	(1.5)	(8.7)
Debt finance costs paid	—	(0.8)
Income tax paid	(0.9)	(0.9)
Net cash generated from operating activities	35.7	72.9
Cash flows from investing activities
Purchases of property, plant and equipment	(0.4)	(1.9)
Purchases of players’ registrations and other intangible assets	(86.5)	(71.3)
Proceeds from sale of players’ registrations	36.6	15.4
Net cash used in investing activities	(50.3)	(57.8)
Cash flows from financing activities
Proceeds from borrowings	—	4.7
Repayment of borrowings	(0.1)	(0.1)
Net cash (used in)/generated from financing activities	(0.1)	4.6
Net (decrease)/increase in cash and cash equivalents	(14.7)	19.7

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2015 produced a cash inflow of £38.1 million, a decrease of £45.2 million from a cash inflow of £83.3 million for the three months ended 30 September 2014.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have entered into an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our revolving credit facility is also subject to variable rates of interest. Net cash generated from operating activities for the three months ended 30 September 2015 was £35.7 million, a decrease of £37.2 million from net cash generated of £72.9 million for the three months ended 30 September 2014.

Net cash used in investing activities

Capital expenditure for the acquisition of players’ registrations as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash used in investing activities for the three months ended 30 September 2015 was £50.3 million, a decrease of £7.5 million from £57.8 million for the three months ended 30 September 2014.

For the three months ended 30 September 2015, net property, plant and equipment capital expenditure was £0.4 million, a decrease of £1.5 million from net expenditure of £1.9 million for the three months ended 30 September 2014.

For the three months ended 30 September 2015, net player and other intangible assets capital expenditure was £49.9 million, a decrease of £6.0 million from net expenditure of £55.9 million for the three months ended 30 September 2014.

Net cash (used in)/generated from financing activities

Net cash used in financing activities for the three months ended 30 September 2015 was £0.1 million, an increase of £4.7 million from net cash generated of £4.6 million for the three months ended 30 September 2014.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 30 September 2015 the sterling equivalent of £145.8 million (net of unamortized issue costs of £3.0 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 30 September 2015 the sterling equivalent of £276.3 million (net of unamortized issue costs of £4.6 million) was outstanding. The outstanding principal amount was $425.0 million. The notes mature on 25 June 2027.

The notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The note purchase agreement governing the notes contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

The note purchase agreement governing the notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the notes.

The notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving credit facility

Our new revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 September 2015, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving credit facility agreement.

Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 September 2015, £4.8 million was outstanding under the Alderley facility, £1.2 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.5 million relating to this contingent consideration has been recognized on our balance sheet as of 30 September 2015, and the maximum additional amount that could be payable as of that date is £41.1 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 30 September 2015, we believe receipt of £3.0 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial

Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2015, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 30 September 2015:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	16,150	36,004	31,393	524,727	608,274
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,059	1,350	213	4,089	7,711
Purchase obligations(4)	181,727	19,800	788	—	202,315
Other long-term liabilities	—	—	—	—	—
Total	199,936	57,154	32,394	528,816	818,300

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 30 September 2015, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 30 September 2015, we had £4.8 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations and capital commitments. Purchase obligations do not include contingent transfer fees of £41.1 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 29.3 to the unaudited interim consolidated financial statements as of and for the three months ended 30 September 2015 included elsewhere in this interim report, as of 30 September 2015, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 30 September
	Note	2015 £’000	2014 £’000
Revenue	6	123,562	88,670
Operating expenses	7	(106,606)	(92,751)
(Loss)/profit on disposal of players’ registrations	9	(7,436)	18,328
Operating profit		9,520	14,247
Finance costs		(4,379)	(6,238)
Finance income		38	101
Net finance costs	10	(4,341)	(6,137)
Profit before tax		5,179	8,110
Tax (expense)/credit	11	(219)	834
Profit for the period		4,960	8,944

Earnings per share during the period:
Basic earnings per share (pence)	12	3.03	5.46
Diluted earnings per share (pence)	12	3.02	5.45

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

		Three months ended 30 September
	Note	2015 £’000	2014 £’000
Profit for the period		4,960	8,944
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
Fair value movements on cash flow hedges, net of tax	11	(9,845)	(10,409)
Other comprehensive loss for the period, net of tax		(9,845)	(10,409)
Total comprehensive loss for the period		(4,885)	(1,465)

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 11.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	249,449	250,626	254,338
Investment property	15	13,531	13,559	13,643
Goodwill	16	421,453	421,453	421,453
Players’ registrations and other intangible assets	17	261,241	238,944	292,496
Derivative financial instruments	19	944	—	1,155
Trade and other receivables	20	10,331	3,836	—
Deferred tax asset	26	137,214	133,640	133,038
		1,094,163	1,062,058	1,116,123
Current assets
Inventories	18	1,360	—	—
Derivative financial instruments	19	902	27	74
Trade and other receivables	20	104,925	83,627	71,571
Tax receivable		99	124	—
Cash and cash equivalents	21	143,525	155,752	90,266
		250,811	239,530	161,911
Total assets		1,344,974	1,301,588	1,278,034

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet — unaudited (continued)

	Note	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(5,116)	4,729	15,509
Retained earnings		160,620	155,285	164,102
		473,408	477,918	497,515
Non-current liabilities
Derivative financial instruments	19	4,084	2,769	1,498
Trade and other payables	23	19,598	48,078	47,137
Borrowings	24	426,534	410,482	359,445
Deferred revenue	25	19,422	21,583	15,291
Deferred tax liabilities	26	15,281	17,311	26,022
		484,919	500,223	449,393
Current liabilities
Derivative financial instruments	19	1,389	2,966	650
Tax liabilities		1,666	2,105	1,976
Trade and other payables	23	191,276	131,283	140,250
Borrowings	24	3,187	485	2,731
Deferred revenue	25	189,129	186,608	185,519
		386,647	323,447	331,126
Total equity and liabilities		1,344,974	1,301,588	1,278,034

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2014	52	68,822	249,030	25,918	154,828	498,650
Profit for the period	—	—	—	—	8,944	8,944
Cash flow hedges, net of tax	—	—	—	(10,409)	—	(10,409)
Total comprehensive (loss)/income for the period	—	—	—	(10,409)	8,944	(1,465)
Equity-settled share-based payments	—	—	—	—	330	330
Balance at 30 September 2014	52	68,822	249,030	15,509	164,102	497,515
Loss for the period	—	—	—	—	(9,839)	(9,839)
Cash flow hedges, net of tax	—	—	—	(10,780)	—	(10,780)
Total comprehensive loss for the period	—	—	—	(10,780)	(9,839)	(20,619)
Equity-settled share-based payments	—	—	—	—	1,022	1,022
Balance at 30 June 2015	52	68,822	249,030	4,729	155,285	477,918
Profit for the period	—	—	—	—	4,960	4,960
Cash flow hedges, net of tax	—	—	—	(9,845)	—	(9,845)
Total comprehensive (loss)/income for the period	—	—	—	(9,845)	4,960	(4,885)
Equity-settled share-based payments	—	—	—	—	375	375
Balance at 30 September 2015	52	68,822	249,030	(5,116)	160,620	473,408

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2015 £’000	2014 £’000
Cash flows from operating activities
Cash generated from operations	27	38,115	83,342
Interest paid		(1,542)	(8,729)
Debt finance costs paid relating to borrowings		—	(866)
Interest received		67	49
Income tax paid		(942)	(887)
Net cash generated from operating activities		35,698	72,909
Cash flows from investing activities
Purchases of property, plant and equipment		(353)	(1,942)
Proceeds from sale of property, plant and equipment		21	—
Purchases of players’ registrations and other intangible assets		(86,532)	(71,302)
Proceeds from sale of players’ registrations		36,591	15,443
Net cash used in investing activities		(50,273)	(57,801)
Cash flows from financing activities
Proceeds from borrowings		—	4,704
Repayment of borrowings		(89)	(97)
Net cash (used in)/generated from financing activities		(89)	4,607
Net (decrease)/increase in cash and cash equivalents		(14,664)	19,715
Cash and cash equivalents at beginning of period		155,752	66,365
Foreign exchange gains on cash and cash equivalents		2,437	4,186
Cash and cash equivalents at end of period	21	143,525	90,266

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

1           General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue on 10 November 2015.

2           Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

There were no out of period adjustments in the three months ended 30 September 2015.

The interim consolidated financial statements for the three months ended 30 September 2014 included an out of period adjustment which was not considered material to the year ended 30 June 2015 nor the year ended 30 June 2014 annual financial statements.  The adjustment resulted in a credit of £1.9 million to the income statement related to broadcasting revenue that was in respect of the prior year.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

3           Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2015, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

In addition the following new accounting policy has been adopted for the first time for the financial year beginning on 1 July 2015:

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2015. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IAS 32, “Financial Instruments: Presentation”

•                  Annual improvements to IFRSs 2012 - 2014

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”. The Group has yet to fully consider the impact of IFRS 9 which it expects to adopt from 1 July 2018

•                  IFRS 15, “Revenue from Contracts with Customers”. The Group has yet to fully consider the impact of IFRS 15 which, pending the IASB proposal to defer implementation by one year,  it expects to adopt from 1 July 2018

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

4           Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee payable by adidas, revenue recognition - estimates in certain commercial contracts, impairment of goodwill and non-current assets, intangible assets — players’ registrations, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2015, with the exception of changes in estimates that are required in determining the provision for income taxes and management’s estimate that the full minimum guarantee amount will be received from adidas on the grounds that management do not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

5           Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

6           Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Commercial	71,172	56,746
Broadcasting	27,579	16,811
Matchday	24,811	15,113
	123,562	88,670

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Employee benefit expenses	(58,847)	(49,387)
Other operating expenses	(23,118)	(18,975)
Depreciation - property, plant and equipment (note 14)	(2,466)	(2,308)
Depreciation - investment property (note 15)	(28)	(28)
Amortization (note 17)	(22,147)	(21,177)
Exceptional items (note 8)	—	(876)
	(106,606)	(92,751)

8           Exceptional items

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Professional adviser fees related to public sale of Class A ordinary shares	—	(876)

Professional adviser fees relating to the public sale of Class A ordinary shares are recognized as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

9                               (Loss)/profit on disposal of players’ registrations

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Profit on disposal of players’ registrations	(7,436)	17,928
Player loan fee income	—	400
	(7,436)	18,328

10         Net finance costs

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(434)	(622)
Interest payable on secured term loan facility and senior secured notes	(4,016)	(5,085)
Amortization of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(133)	(522)
Costs associated with debt refinancing	—	(1,249)
Foreign exchange losses(1)	(759)	—
Unwinding of discount relating to player transfer fees	(844)	(519)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	1,807	1,301
Interest rate swaps	—	23
Ineffectiveness on cash flow hedges	—	435
Total finance costs	(4,379)	(6,238)
Total finance income - interest receivable on short-term bank deposits	38	101
Net finance costs	(4,341)	(6,137)

(1) The Group hedges the foreign exchange risk on a portion of contracted future US dollar revenues using a portion of the Group’s US dollar net borrowings as the hedging instrument. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

11         Tax

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Current tax
Current tax on result for the period	(523)	—
Foreign tax	—	218
Total current tax (expense)/credit	(523)	218
Deferred tax
Origination and reversal of timing differences	304	616
Total deferred tax credit	304	616
Total tax (expense)/credit	(219)	834

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2016 is 34.79% (30 June 2015: 0.85%). The increase is due to the size of tax adjustments relative to the forecast result before tax for the full year. The total tax credit also includes a £1.6 million credit (30 September 2014: £0.9 million credit) in relation to foreign exchange translation movements on US dollar denominated deferred tax assets relating to net operating losses (‘NOL’s’) and foreign tax credits, treated as a separate item.

In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

		Three months to 30 September 2015			Three months to 30 September 2014
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive (loss)/income:
Movements in fair value of financial instruments treated as cash flow hedges	(15,145)	5,300	(9,845)	(16,015)	5,606	(10,409)
Other comprehensive (loss)/income	(15,145)	5,300	(9,845)	(16,015)	5,606	(10,409)
Current tax	—	—	—	—	—	—
Deferred tax (note 26)	—	5,300	—	—	5,606	—
	—	5,300	—	—	5,606	—

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

12         Earnings per share

(a)        Basic

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period.

	30 September 2015	30 September 2014
Profit for the period (£’000)	4,960	8,944
Class A ordinary shares (thousands)	39,883	39,788
Class B ordinary shares (thousands)	124,000	124,000
Basic earnings/(loss) per share (pence)	3.03	5.46

(b)        Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	30 September 2015	30 September 2014
Profit for the period (£’000)	4,960	8,944
Class A ordinary shares (thousands)	39,883	39,788
Adjustment for assumed conversion into Class A ordinary shares (thousands)	385	339
Class B ordinary shares (thousands)	124,000	124,000
Diluted earnings/(loss) per share (pence)	3.02	5.45

13         Dividends

No dividend has been paid by the Company during the three month period ended 30 September 2015 (three months ended 30 September 2014: £nil). On 17 September 2015 our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016, with the first dividend of $0.045 per share paid on 15 October 2015.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

14         Property, plant and equipment

	Freehold property £’000	Plant and machinery£ ’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2015	270,047	39,826	40,269	350,142
Additions	33	479	807	1,319
Disposals	—	(73)	—	(73)
At 30 September 2015	270,080	40,232	41,076	351,388
Accumulated depreciation
At 1 July 2015	40,228	34,091	25,197	99,516
Charge for the period	832	631	1,003	2,466
Disposals	—	(43)	—	(43)
At 30 September 2015	41,060	34,679	26,200	101,939
Net book amount
At 30 September 2015	229,020	5,553	14,876	249,449
At 30 June 2015	229,819	5,735	15,072	250,626

Cost
At 1 July 2014	270,319	39,761	35,427	345,507
Additions	92	1,135	564	1,791
Disposals	—	(1,042)	(137)	(1,179)
At 30 September 2014	270,411	39,854	35,854	346,119
Accumulated depreciation
At 1 July 2014	36,895	32,476	21,277	90,648
Charge for the period	829	697	782	2,308
Disposals	—	(1,039)	(136)	(1,175)
At 30 September 2014	37,724	32,134	21,923	91,781
Net book amount
At 30 September 2014	232,687	7,720	13,931	254,338

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

15         Investment property

Total £’000
Cost
At 1 July 2015	19,128
Additions	—
At 30 September 2015	19,128
Accumulated depreciation and impairment
At 1 July 2015	5,569
Charge for the period	28
At 30 September 2015	5,597
Net book amount
At 30 September 2015	13,531
At 30 June 2015	13,559

Cost
At 1 July 2014	19,128
Additions	—
At 30 September 2014	19,128
Accumulated depreciation and impairment
At 1 July 2014	5,457
Charge for the period	28
At 30 September 2014	5,485
Net book amount
At 30 September 2014	13,643

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2015 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 30 September 2015 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.2).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

16     Goodwill

Total £’000
Cost and net book value at 30 September 2015, 30 June 2015 and 30 September 2014	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2015 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

17      Players’ registrations and other intangible assets

	Players’ registrations £’000	Other intangible assets £’000	Total £’000
Cost
At 1 July 2015	465,830	951	466,781
Additions	105,884	214	106,098
Disposals	(112,040)	—	(112,040)
At 30 September 2015	459,674	1,165	460,839
Accumulated amortisation
At 1 July 2015	227,684	153	227,837
Charge for the period	22,109	38	22,147
Disposals	(50,386)	—	(50,386)
At 30 September 2015	199,407	191	199,598
Net book amount
At 30 September 2015	260,267	974	261,241
At 30 June 2015	238,146	798	238,944

Cost
At 1 July 2014	412,797	—	412,797
Additions	116,187	824	117,011
Disposals	(31,663)	—	(31,663)
At 30 September 2014	497,321	824	498,145
Accumulated amortisation
At 1 July 2014	208,225	—	208,225
Charge for the period	21,133	44	21,177
Disposals	(23,753)	—	(23,753)
At 30 September 2014	205,605	44	205,649
Net book amount
At 30 September 2014	291,716	780	292,496

Other intangible assets mainly comprise trademark registration costs. Trademark registration costs are fully amortized on a straight-line basis over the estimated useful lives of the assets, which is typically 10 years.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

18         Inventories

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Finished goods	1,360	—	—

The cost of inventories recognized as an expense and included in operating expenses amounted to £11,882,000 (2014: £nil).

19         Derivative financial instruments

	30 September 2015		30 June 2015		30 September 2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(4,084)	—	(111)	1,155	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	1,768	—	27	(67)	74	(92)
Interest rate swaps	—	—	—	—	—	(928)
Forward foreign exchange contracts	78	(1,389)	—	(5,557)	—	(1,128)
	1,846	(5,473)	27	(5,735)	1,229	(2,148)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(4,084)	—	(111)	1,155	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	866	—	—	(67)	—	(92)
Interest rate swaps	—	—	—	—	—	(928)
Forward foreign exchange contracts	78	—	—	(2,591)	—	(478)
Non-current derivative financial instruments	944	(4,084)	—	(2,769)	1,155	(1,498)
Current derivative financial instruments	902	(1,389)	27	(2,966)	74	(650)

Further details of derivative financial instruments are provided in note 31.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

20         Trade and other receivables

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Trade receivables	60,366	51,746	34,163
Less: provision for impairment of trade receivables	(3,830)	(3,897)	(3,829)
Net trade receivables	56,536	47,849	30,334
Other receivables	157	82	999
Accrued income	46,623	29,421	29,149
	103,316	77,352	60,482
Prepayments	11,940	10,111	11,089
	115,256	87,463	71,571
Less: non-current portion
Trade receivables	10,331	3,836	—
Non-current trade and other receivables	10,331	3,836	—
Current trade and other receivables	104,925	83,627	71,571

Net trade receivables include transfer fees receivable from other football clubs of £41,827,000 (30 June 2015: £20,693,000; 30 September 2014: £14,794,000) of which £10,331,000 (30 June 2015: £3,836,000; 30 September 2014: £nil) is receivable after more than one year. Net trade receivables also include £7,885,000 (30 June 2015: £21,856,000; 30 September 2014: £9,228,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

21         Cash and cash equivalents

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Cash at bank and in hand	143,525	155,752	90,266

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

22                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2014	163,778	52
Employee share-based compensation awards — issue of shares	10	—
At 30 September 2014	163,788	52
Employee share-based compensation awards — issue of shares	85	—
At 30 June 2015	163,873	52
Employee share-based compensation awards — issue of shares	10	—
At 30 September 2015	163,883	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2015, the Company’s issued share capital comprised 39,882,890 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

23         Trade and other payables

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Trade payables	144,097	118,969	130,130
Other payables	2,225	2,064	9,667
Accrued expenses	47,487	45,616	31,920
	193,809	166,649	171,717
Social security and other taxes	17,065	12,712	15,670
	210,874	179,361	187,387
Less: non-current portion:
Trade payables	18,136	46,512	43,518
Other payables	1,462	1,566	3,619
Non-current trade and other payables	19,598	48,078	47,137
Current trade and other payables	191,276	131,283	140,250

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £135,027,000 (30 June 2015: £114,937,000; 30 September 2014: £126,387,000) of which £18,136,000 (30 June 2015: £46,512,000; 30 September 2014: £43,518,000) is due after more than one year.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

24         Borrowings

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Non-current:
Senior secured notes due 2027	276,288	265,734	—
Secured term loan facility due 2025	145,778	140,182	191,894
Senior secured notes due 2017	—	—	161,968
Secured bank loan due 2018	4,468	4,566	5,583
	426,534	410,482	359,445
Current:
Secured bank loan due 2018	377	371	409
Accrued interest on senior secured notes	2,810	114	2,322
	3,187	485	2,731
Total borrowings	429,721	410,967	362,176

The senior secured notes due 2027 of £276,288,000 (30 June 2015: £265,734,000; 30 September 2014: £nil) is stated net of unamortized issue costs amounting to £4,648,000 (30 June 2015: £4,760,000; 30 September 2014: £nil). The outstanding principal amount of the notes is $425,000,000 (30 June 2015: $425,000,000; 30 September 2014: $nil). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The secured term loan facility due 2025 of £145,778,000 (30 June 2015: £140,182,000; 30 September 2014: £191,894,000) is stated net of unamortized issue costs amounting to £2,953,000 (30 June 2015: £3,021,000; 30 September 2014: £3,187,000). The outstanding principal amount of the loan is $225,000,000 (30 June 2015: $225,000,000; 30 September 2014: $315,700,000). The loan attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

The senior secured notes due 2017 of £nil (30 June 2015: £nil; 30 September 2014: £161,968,000) were stated net of unamortized issue discount and unamortized debt finance costs amounting to £nil (30 June 2015: £nil; 30 September 2014: £4,367,000). The outstanding principal amount of the notes is $nil (30 June 2015: $nil; 30 September 2014: $269,180,000). The notes had a fixed coupon rate of 8.375% per annum.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

24                        Borrowings (continued)

The secured bank loan of £4,845,000 (30 June 2015: £4,937,000; 30 September 2014: £5,992,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LiBOR + 1% per annum. £1,201,000 (30 June 2015: £1,293,000; 30 September 2014: £1,793,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2015: £3,644,000; 30 September 2014: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2015: £125,000,000; 30 September 2014: £75,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The new facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2015 or 2014.

As of 30 September 2015, the Group was in compliance with all covenants in relation to borrowings.

25         Deferred revenue

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Total	208,551	208,191	200,810
Less non-current deferred revenue	(19,422)	(21,583)	(15,291)
Current deferred revenue	189,129	186,608	185,519

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

26         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
US deferred tax assets	(137,214)	(133,640)	(133,038)
UK deferred tax liabilities	15,281	17,311	26,022
Net deferred tax asset	(121,933)	(116,329)	(107,016)

The movements in the net deferred tax asset are as follows:

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
At the beginning of the period	(116,329)	(100,794)	(100,794)
Credited to income statement	(304)	(4,126)	(616)
Credited to other comprehensive income	(5,300)	(11,409)	(5,606)
At the end of the period	(121,933)	(116,329)	(107,016)

27                        Cash generated from operations

	Three months to 30 September 2015 £’000	Three months to 30 September 2014 £’000
Profit before tax	5,179	8,110
Depreciation	2,494	2,336
Amortization	22,147	21,177
Loss/(profit) on disposal of players’ registrations	7,436	(18,328)
Net finance costs	4,345	6,137
Loss on disposal of property, plant and equipment	9	4
Equity-settled share-based payments	375	330
Foreign exchange losses/(gains) on operating activities	2,066	(639)
Fair value (gains)/losses on derivative financial instruments	(4,247)	634
Reclassified from hedging reserve	342	(1,195)
Increase in inventories	(1,360)	—
(Increase)/decrease in trade and other receivables	(10,166)	64,508
Increase in trade and other payables and deferred revenue	9,495	268
Cash generated from operations	38,115	83,342

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

28         Contingencies

At 30 September 2015, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 29.3.

29         Commitments

29.1              Operating lease arrangements

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

29.2     Capital commitments

At 30 September 2015 the Group had capital commitments amounting to £5.5 million (30 June 2015: £0.2 million; 30 September 2014: £5.6 million).

29.3     Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £41,078,000 (30 June 2015: £26,271,000; 30 September 2014: £32,987,000).

At 30 September 2015 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	25,857	4,496	30,353
International appearances	10,590	135	10,725
	36,447	4,631	41,078

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2015, the amount of such receipt considered to be probable was £3.0 million (30 June 2015: £2.2 million; 30 September 2014: £nil).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

30                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 30 September 2015, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,877,000. This amounts to £415,000 (30 June 2015: £414,000; 30 September 2014: £360,000) due within one year and £1,462,000 (30 June 2015: £1,566,000; 30 September 2014: £652,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

31         Financial risk management

31.1     Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

31.2     Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	30 September 2015 £’000	30 June 2015 £’000	30 September 2014 £’000
Assets Derivative financial assets designated as cash flow hedges	—	—	1,155
Derivative financial assets at fair value through profit or loss	1,846	27	74
Liabilities
Derivative financial liabilities designated as cash flow hedges	(4,084)	(111)	—
Derivative financial liabilities at fair value through profit or loss	(1,389)	(5,624)	(2,148)
	(3,627)	(5,708)	(919)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the financial instruments detailed above are categorised as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

32           Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family at 30 September 2015 was $nil (30 June 2015: $nil; 30 September 2014: $7.3 million). The US dollar denominated notes had a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the period amounted to £nil (2014: £92,000) of which £nil (2014: £63,000) was accrued at the period end.

33         Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 30 September 2015:

Subsidiaries	Principal activity	Issued share capital		Description of share classes owned
Red Football Finance Limited	Finance company	USD	0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP	150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP	99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP	99	100% Ordinary
Red Football Limited	Holding company	GBP	99	100% Ordinary
Red Football Junior Limited	Holding company	GBP	100	100% Ordinary
Manchester United Limited	Commercial company	GBP	26,519,248	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP	2	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR	13	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP	1,008,546	100% Ordinary
Manchester United Interactive Limited	Media company	GBP	10,000	100% Ordinary
MU Commercial Holdings Limited	Holding company	GBP	100	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	GBP	100	100% Ordinary
MU Finance plc	Debt-holding company	GBP	15,000,000	100% Ordinary
MU RAML Limited	Retail and licensing company	GBP	100	100% Ordinary
MUTV Limited	Subscription TV channel	GBP	2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                        Events after the balance sheet date

34.1              Dividends

On 17 September 2015 our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016. The first dividend of $0.045 per share was paid on 15 October 2015.